SCHEDULE 13D
(Rule 13d-101)
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Under the Securities Exchange Act of 1934 (Amendment No. 1)
Encore Energy Partners LP

(Name of Issuer)
Common Units

(Title of Class of Securities)
29257A 106

(CUSIP Number)
Jon S. Brumley
777 Main Street, Suite 1400
Fort Worth, Texas 76102
Telephone: (817) 877-9955

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 27, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29257A 106

1	NAME OF REPORTING PERSON Encore Acquisition Company S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		14,039,279

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,039,279

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,039,279

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Approximately 58.0%

14	TYPE OF REPORTING PERSON*

	CO
* SEE INSTRUCTIONS

CUSIP No.	29257A 106

1	NAME OF REPORTING PERSON Encore Partners LP Holdings LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		9,995,801

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,995,801

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,995,801

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Approximately 41.3%

14	TYPE OF REPORTING PERSON*

	OO
* SEE INSTRUCTIONS

CUSIP No.	29257A 106

1	NAME OF REPORTING PERSON EAP Operating, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,043,478

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,043,478

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,043,478

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Approximately 16.7%

14	TYPE OF REPORTING PERSON*

	OO
* SEE INSTRUCTIONS

CUSIP No.	29257A 106

1	NAME OF REPORTING PERSON EAP Properties, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,043,478

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,043,478

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,043,478

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Approximately 16.7%

14	TYPE OF REPORTING PERSON*

	CO
*SEE INSTRUCTIONS

CUSIP No.	29257A 106

1	NAME OF REPORTING PERSON Encore Operating, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		4,043,478

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,043,478

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,043,478

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Approximately 16.7%

14	TYPE OF REPORTING PERSON*

	PN
*SEE INSTRUCTIONS

     This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on September 27, 2007 (the “Original Schedule 13D”) by (i) Encore Acquisition Company, a Delaware corporation (“EAC”), (ii) Encore Partners LP Holdings LLC, a Delaware limited liability company (“LP Holdings”), (iii) EAP Operating, LLC, a Delaware limited liability company (“EAP Operating”), (iv) EAP Properties, Inc., a Delaware corporation (“EAP Properties”), and (v) Encore Operating, L.P., a Texas limited partnership (“Encore Operating” and, together with EAC, LP Holdings, EAP Operating and EAP Properties, the “Reporting Persons”), relating to common units representing limited partner interests (“Common Units”) of Encore Energy Partners LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Original Schedule 13D.
Item 4. Purpose of Transaction
Items 4(a) and (b) of the Original Schedule 13D are hereby amended as follows:
     (a) On December 27, 2007, Encore Operating entered into a Purchase and Investment Agreement (the “Purchase Agreement”) with Encore Energy Partners Operating LLC (“OLLC”), a Delaware limited liability company and wholly owned subsidiary of the Issuer. The Purchase Agreement provides for the sale by Encore Operating of certain oil and natural gas producing properties and related assets in the Permian and Williston Basins to OLLC. The transaction, which is subject to customary closing conditions and adjustments, is expected to close in January 2008. The consideration for the sale will consist of 6,884,776 Common Units and $125,000,000 in cash.
     (b) The information in Item 4(a) is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
Item 5(a) of the Original Schedule 13D is hereby amended in its entirety as follows:
     (a) (1) EAC, as the direct and indirect owner of LP Holdings and Encore Operating, may be deemed to be the beneficial owner of 14,039,279 Common Units, which represents approximately 58.0% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended, and there being 24,187,679 Common Units outstanding as of the most recently available filing with the Commission by the Issuer).
          (2) LP Holdings is the record and beneficial owner of 9,995,801 Common Units, which represents approximately 41.3% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3, and there being 24,187,679 Common Units outstanding as of the most recently available filing with the Commission by the Issuer).
          (3) EAP Operating and EAP Properties, as the sole general partner and sole limited partner, respectively, of Encore Operating, may be deemed to beneficially own the

4,043,478 Common Units held by Encore Operating, which represents approximately 16.7% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 and there being 24,187,679 Common Units outstanding as of the most recently available filing with the Commission by the Issuer).
          (4) Encore Operating is the record and beneficial owner of 4,043,478 Common Units, which represents approximately 16.7% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3, and there being 24,187,679 Common Units outstanding as of the most recently available filing with the Commission by the Issuer).
          (5) See Schedule 1 of the Original Schedule 13D for the aggregate number and percentage of Common Units beneficially owned by the executive officers, directors and each person controlling the Reporting Persons, as applicable, as of the date set forth therein.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Original Schedule 13D is hereby amended to add the following after paragraph 5 of the Original Schedule 13D:
     The information provided in Item 4 of this Amendment is hereby incorporated by reference herein. References to, and descriptions of, the Purchase Agreement as set forth in Item 4 and this Item 6 are qualified in their entirety by reference to the Purchase Agreement filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 3, 2008, which is incorporated in its entirety in this Item 6.
Item 7. Material to Be Filed as Exhibits
Item 7 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

99.1	Second Amended and Restated Agreement of Limited Partnership of Encore Energy Partners LP (including specimen unit certificate for the Common Units) (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 21, 2007).

99.2	Limited Liability Company Agreement of Encore Energy Partners GP LLC (incorporated by reference to Exhibit 3.4 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on May 11, 2007).

99.3	Purchase and Investment Agreement dated December 27, 2007 among Encore Energy Partners LP, Encore Energy Partners Operating LLC and Encore Operating, L.P. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 3, 2008).

99.4	Joint Filing Statement (incorporated by reference to Exhibit 99.3 to the Original Schedule 13D filed with the Commission on September 27, 2007).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: January 15, 2008

ENCORE ACQUISITION COMPANY
By:	/s/ Robert C. Reeves
Robert C. Reeves
Senior Vice President, Chief Financial Officer and Treasurer

ENCORE PARTNERS LP HOLDINGS LLC
By:	/s/ Robert C. Reeves
Robert C. Reeves
Vice President, Treasurer and Secretary

EAP OPERATING, LLC
By:	/s/ Robert C. Reeves
Robert C. Reeves
Senior Vice President, Chief Financial Officer and Treasurer

EAP PROPERTIES, INC.
By:	/s/ Robert C. Reeves
Robert C. Reeves
Senior Vice President, Chief Financial Officer and Treasurer

ENCORE OPERATING, L.P.
By:	EAP Operating, LLC, its general partner

By:	/s/ Robert C. Reeves
Robert C. Reeves
Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

99.1	Second Amended and Restated Agreement of Limited Partnership of Encore Energy Partners LP (including specimen unit certificate for the Common Units) (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 21, 2007).

99.2	Limited Liability Company Agreement of Encore Energy Partners GP LLC (incorporated by reference to Exhibit 3.4 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on May 11, 2007).

99.3	Purchase and Investment Agreement dated December 27, 2007 among Encore Energy Partners LP, Encore Energy Partners Operating LLC and Encore Operating, L.P. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 3, 2008).

99.4	Joint Filing Statement (incorporated by reference to Exhibit 99.3 to the Original Schedule 13D filed with the Commission on September 27, 2007).